UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-39042

Akazoo S.A.

(Translation of registrant’s name into English)

19 Rue de Bitbourg

1273 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into the Form F-3 Registration Statement File No. 333-223811.

The following information is furnished to the U.S. Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Description

99.1	Release, dated February 25, 2020 entitled “Akazoo Announces Special and Extraordinary Shareholder Meetings”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akazoo S.A.

Date: February 25, 2020	By:	/s/ Apostolos N. Zervos
	Name:	Apostolos N. Zervos
	Title:	Chief Executive Officer